Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Sts.
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com
February 27, 2009
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
          Re: Partners Group Private Equity (Master Fund), LLC (the “Fund”) (811-22241)
Ladies and Gentlemen:
          On behalf of the Fund, I have transmitted herewith for filing pursuant to Rule 8b-15 under the Investment Company Act of 1940, as amended, Amendment No. 1 to the Fund’s Registration Statement on Form N-2.
          Questions and comments may be directed to the undersigned at (215) 988-3307.

Very truly yours,

/s/ Jillian L. Bosmann

Jillian L. Bosmann